                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2009

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: Board of Directors examines and approves Group Interim Report on Operations at 30 September 2009

-

BERNABÈ: “TELECOM ITALIA CONTINUES ON THE PATH OUTLINED A YEAR AGO OF FOCUSSING ON ITS CORE MARKETS, PROFITABILITY AND CASH GENERATION. THE STABILIZING OF EBITDA WAS MAINLY DUE TO THE PROFITABILITY OF THE DOMESTIC MARKET. THE SALE OF 100% OF HANSENET ALLOWS THE GROUP TO ACCELERATE THE REDUCTION OF ITS NET DEBT”

-

 AGREEMENT IN PRINCIPLE SIGNED FOR THE SALE OF HANSENET TO TELEFONICA FOR €900 MILLION. CLOSING OF THE TRANSACTION IS EXPECTED IN Q1 2010

In Q3 2009, as the result of the planned sale, the company HanseNet was classified under Discontinued Operations

The Organic  figures with HanseNet classified in Discontinued Operations and the organic figures for the domestic market are  reported in Tables on pages 2 and 3. For consistency of information and for comparison purposes the organic data restated with Hansenet consolidated line-by-line is presented in the Group results

FIRST NINE MONTHS OF 2009

REVENUES: €20,188 MILLION, -6.2% COMPARED TO THE FIRST NINE MONTHS OF 2008; -4.4% ORGANIC VARIATION

EBITDA: €8,526 MILLION, +1.5% COMPARED TO THE FIRST NINE MONTHS OF 2008, -0.4% ORGANIC VARIATION

ORGANIC EBITDA: €8,614 MILLION (-0.4% IN ORGANIC TERMS COMPARED WITH THE SAME PERIOD THE PREVIOUS YEAR)

ORGANIC EBITDA MARGIN: 42.7% (40.9% AT 30 SEPTEMBER 2008); +1.8 pp

NET INCOME: €1,165 MILLION, A REDUCTION OF €578 MILLION COMPARED TO THE FIRST NINE MONTHS OF 2008 MAINLY DUE TO THE EFFECT OF THE HANSENET GOODWILL WRITEDOWN FOR €540 MILLION AIMED AT ALIGNING HANSENET’S BOOK VALUE TO ITS ESTIMATED SALE VALUE

NET FINANCIAL DEBT WAS €35,506 MILLION (€34,039 MILLION AT THE END OF 2008); COMPARED TO 30 SEPTEMBER 2008 (€35,770 MILLION) A FALL OF €264 MILLION

In order to better present the ORGANIC figures, the key financial highlights and relating restated data (with HanseNet consolidated line-by-line) are shown below:

organic data (Hansenet classified as discontinued operations)	1.1-30.9 2009	1.1-30.9 2008	∆ %

REVENUES	20,194	21,119	-4.4%
EBITDA	8,614	8.646	-0.4%
EBITDA margin	42.7%	40.9%	+1.8pp
EBIT	4,430	4,451	-0.5%
EBIT margin	21.9%	21.1%	+0.8pp
Net profit – Reported*	1,165	1,743

*includes the HanseNet goodwill write-down for €540 million

organic data restated (Hansenet consolidated line-by-line)	1.1-30.9 2009	1.1-30.9 2008	∆ %

REVENUES	20,991	21,963	-4.4%
EBITDA	8,810	8,831	-0.2%
EBITDA margin	42.0%	40.2%	+1.8pp
EBIT	4,430	4,471	-0.9%
EBIT margin	21.1%	20.4%	+0.7pp
Net profit – Reported	1,705	1,743

organic data domestic market	1.1-30.9 2009	1.1-30.9 2008	∆ %

REVENUES	16,239	17,159	-5.4%
EBITDA	7,768	7,913	-1.8%
EBITDA margin	47.8%	46.1%	+1.7pp

THIRD QUARTER 2009

REVENUES: €6,764 MILLION (-5.6%IN ORGANIC TERMS COMPARED TO THE SAME PERIOD THE PREVIOUS YEAR)

EBITDA: €2,979 MILLION (-1.1% COMPARED TO THE SAME PERIOD THE PREVIOUS YEAR)

ORGANIC EBITDA: €2,990 MILLION (-0.4% IN ORGANIC TERMS COMPARED TO THE SAME PERIOD THE PREVIOUS YEAR)

ORGANIC EBITDA MARGIN: 44.2% (41.8% IN THE SAME PERIOD THE PREVIOUS YEAR); +2.4 pp THANKS IN PARTICULAR TO THE SIGNIFICANT IMPROVEMENTS IN THE DOMESTIC MARKET AND THE UNCHANGING MARGINS IN BRAZIL

In order to better present the ORGANIC figures, the key financial highlights and relating restated data (with HanseNet consolidated line-by-line) are shown below:

organic data (Hansenet classified as discontinued operations)	3Q09	3Q08	∆ %

REVENUES	6,770	7,174	-5.6%
EBITDA	2,990	3,002	-0.4%
EBITDA margin	44.2%	41.8%	+2.4pp
EBIT	1,608	1,588	1.3%
EBIT margin	23.8%	22.1%	+1.7pp
Net profit – Reported*	201	626

*includes the HanseNet goodwill write-down for €540 million

organic data restated (Hansenet consolidated line-by-line)	3Q09	3Q08	∆ %

REVENUES	7,038	7,456	-5.6%
EBITDA	3,063	3,072	-0.3%
EBITDA margin	43,5%	41.2%	+2.3pp
EBIT	1,613	1,599	0.9%
EBIT margin	22.9%	21.4%	+1.5pp
Net profit – Reported	741	626

organic data domestic market	3Q09	3Q08	∆ %

REVENUES	5,348	5,731	-6.7%
EBITDA	2,676	2,687	-0.4%
EBITDA margin	50.0%	46.9%	+3.1pp

The results of the first nine months of 2009 will be illustrated to the financial community during a conference call scheduled at 5pm (Italian time). The Press will be able to follow the presentation via telephone by calling +39 06 3316. Those unable to connect live may follow the presentation by calling: +39 06 334843 (access code. 266684#, until Thursday 12 November.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.it/investor_relations

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Difference in Revenues, EBITDA and EBIT; Net Financial Borrowings and Adjusted Net Financial Borrowings). These terms are defined in the Appendix.

The Telecom Italia Group Interim Financial Statements for the first nine months of 2009 were drafted in accordance with Art. 154-ter (Financial Reports) of Legislative Decree No. 58/1998 (the Unified Finance Law or TUF) and subsequent amendments thereof and additions thereto, and in compliance with CONSOB Communication No. DEM/8041082, issued on April 30, 2008 (Quarterly Company Disclosures By Listed Share Issuers for Which Italy is the Member State of Origin).

The Interim Financial Statements have not undergone an external audit. They were drafted in compliance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).

The Interim Financial Statements were prepared using the same accounting principles and consolidation criteria adopted for the Consolidated Accounts of the Telecom Italia Group at December 31, 2008, which shall be used for reference purposes, with the sole exception of the new Principles/Interpretations adopted by the Group since January 1, 2009 and illustrated when announcing the 2008 Final Accounts.

Furthermore, following the retrospective implementation of IFRIC 13 (Customer Loyalty Programmes), comparative data of the corresponding periods of the 2008 fiscal year were restated accordingly. The main effects of such restatement are disclosed in the Appendix. Also, following the implementation of IFRS8 the expressions “business sector” and “business unit” are to be construed as having the same meaning in this press release.

This press release, particularly the section “Outlook for the 2009 financial year, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in such statements owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 5 November 2009

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, today examined and approved the Group’s interim Report on Operations at 30 September 2009

Franco Bernabè, CEO of Telecom Italia, said: “The company continues on the path outlined in the Industrial Plan focussing on its core markets and on increasing profitability as well as cash generation. In particular, the effectiveness of actions to revise Revenue composition and operations to control costs is confirmed in the stabilising of organic EBITDA and in the significant improvement in percentage margins, reaching approximately 44% in the third quarter 2009”.

Bernabè added that ”The first nine months of 2009 closed with an operating cash flow of €3.9 billion, an increase of more than  €500 billion, thanks to the above mentioned efficiency actions and strict financial discipline. The non-strategic asset disposal process is also underway with the sale of 100% of HanseNet which will allow the Telecom Italia Group to accelerate the reduction of its net debt”.

TELECOM ITALIA GROUP

Changes to the consolidation area: In Q3 2009, following the planned sale of HanseNet Telekommunikation GmbH (a German broadband carrier), the Group’s stake in this company was posted under Discontinued Operations. Pursuant to IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), the company’s economic performance in the first nine months of 2009 and in Q3 2009, as well as in the corresponding periods of the 2008 fiscal year, were placed under an ad-hoc P&L item called “Income (losses) from Discontinued Operations/Assets Held for Sale”. Capital-related results at September 30, 2009 are displayed as two separate items of the consolidated balance sheet.

Furthermore, Telecom Media News S.p.A. has been excluded from the consolidation area since May 1, 2009, following the sale of a 60% stake in it by Telecom Italia Media S.p.A.

The main 2008 changes were as follows:

-

exclusion of Entel Bolivia starting in Q2 2008, following its nationalisation pursuant to a Decree issued by the Bolivian Government on May 1, 2008. This stake can now be found under Current Assets;

-

exclusion of the “Pay-per-View” business starting December 1, 2008, following its sale by Telecom Italia Media S.p.A..

Revenues in the first nine months of 2009 were down by 6.2% at €20,188 million from €21,520 million in the same period in 2008 (-€1,332 million). In organic variation terms, the fall in consolidated revenues was 4.4% (-€925 million).

In detail, the organic variation in revenues is calculated by excluding:

-

the effect of variation in the consolidation area (-€55 million, caused mainly by the exit of Entel Bolivia in 2008 Q2);

-

the effect of exchange rate variations (-€370 million, caused by the balance between the losses of €383 million incurred by Business Unit Brazil and the gains of €15 million flowing in from the other Business Units);

-

other non-organic revenues of €6 million in the first nine months of 2009 (€24 million in the first nine months of 2008).

Revenues, broken down by business unit, are as follows:

	1.1 - 30.9 2009		1.1 - 30.9 2008		Change
(million Euro)%				%	Absolute	%	organic%

Domestic	16,233	80.4	17,119	79.5	(886)	(5.2)	(5.4)
Brazil	3,622	17.9	3,973	18.5	(351)	(8.8)	1.0
Media, Olivetti and other activities	498	2.5	638	3.0	(140)	(21.9)
Adjustments and eliminations	(165)	(0.8)	(210)	(1.0)	45
Total Consolidated	20.188	100.0	21,520	100.0	(1,332)	(6.2)	(4.4)

The Domestic Business Unit (divided into Core Domestic and International Wholesale) has suffered overall the impact of a down beat market in the first nine months of the year, although the fixed telephony business was affected less severely than mobile telephony where revenues have fallen compared with the previous quarters.

In particular the evolution in Core Domestic Revenues (containing all telecommunications activities in the Italian market, also illustrated in segment reporting) during the first nine months of 2009 presents the following features:

-

a fall in revenues in the Consumer segment  (-€674 million, -7.5%) mainly due to low margin business areas (products from the mobile segment  -€220 million; content from the mobile segment -€50 million), while the broadband component grew both in fixed line (+€86 million, +13%) and in mobile (+€51 million, +21%);

-

a reduction in revenue in the Business segment (-€289 million, -9,3%), that was more severely affected than the other segments, by the decrease in consumption stemming from a bearish market and by  the negative asymmetries of competition in fixed telephony, particularly regarding procedures for win-backs. Nevertheless this scenario also highlighted positive trends such as stable fixed line internet revenues and the constant growth of revenues from mobile browsing;

-

a limited reduction (-4.0%) in the Top Clients segment, buoyed by strong ICT packages and solutions growth  (+15.2%), mobile sales have remained stable and the fixed business decreased;

-

a noteworthy rise (+€224 million, +17.4% in organic terms) in the National  Wholesale segment generated by the growth in the alternative operators customer base.

Regarding the Group’s Brazilian operations, organic revenues have risen 1.0% as a result of good performance by VAS revenues and products propelled by the growth in customer base (+€3.2 million lines compared with the end of 2008).

In Q3 2009 revenues amounted to €6,764 million (compared to € 7,273 million in Q3 2008), down 7.0% from the same period of 2008. Excluding the effect of exchange rate fluctuations (minus €97 million, mainly from the Brasil Mobile business unit) and of changes to the consolidation area (minus €2 million), the organic change in revenues dropped by 5.6%.

EBITDA stood at €8,526 million, up 128 million (+1.5%) compared to the same period of 2008. In organic terms, EBITDA remained basically stable at -€32 million (-0.4%). In the first nine months of 2009 the EBITDA margin was 42.2% versus 39% in the first nine months of 2008. On an organic level, the EBITDA margin was 42.7% in the first nine months of 2009, up 1.8% from the same period of the previous year (40.9%).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	1.1 - 30.9 2009		1.1 - 30.9 2008		Change
(million Euro)%				%	absolute	%	% organic

Domestic	7,712	90.5	7,573	90.2	139	1.8	(1.8)
% of Revenues	47.5		44.2		+3.3 pp		+1.7 pp
Brasil	849	10.0	875	10.4	(26)	(3.0)	11,5
% of Revenues	23.5		22.0		+1.5 pp		+2.3 pp
Media, Olivetti and Other Operations	(28)	(0.3)	(40)	(0.5)	12	(30.0)
Adjustments and Eliminations	(7)	(0.2)	(10)	(0.1)	3
Consolidated Total	8,526	100.0	8,398	100.0	128	1.5	(0.4)
% of Revenues	42.2		39.0		+3.2 pp		+1.8 pp

In Q3 2009 EBITDA amounted to €2,979 million, down 1.1% from €3,011 million in Q3 2008. In organic terms, EBITDA remained basically stable (-€12 million, or -0.4%).

EBIT stood at €4,293 million, up 148 million compared to the first nine months of 2008 (+3.6%). The organic change in EBIT was negative by €21 million (-0.5%).

The EBIT margin went from 19.3% in the first nine months of 2008 to 21.3% in the first nine months of 2009; in organic terms, the EBIT margin was 21.9% in the first nine months of 2009 (compared to 21.1% in the same period of the previous year).

In Q3 2009, EBIT stood at €1,608 million, up 1.8% from €1,579 million in Q3 2008. The organic change in EBIT was 1.3% (+€20 million).

The EBIT margin was 23.8% (compared to 21.7% in Q3 2008); from an organic standpoint, in Q3 2009 the EBIT margin was 23.8% (compared to 22.1% in the same period of the previous year).

An effective management of financial transactions and equity investments, as well as a good operating Performance, resulted in a €419-million increase in income before taxation (+18.6%) compared to the same period of the previous year. Total income before taxation was €2,676 million.

Consolidated net income amounted to €1,165 million, down 578 million from the first nine months of 2008, driven mainly by a €540-million write-down of the goodwill of the broadband business in Germany, aimed at aligning HanseNet’s book value to its estimated sale value.

Capex for the first nine months of 2009 amounted to €2,998 million (down 730 million compared to the first nine months of 2008) and was broken down as follows:

	1.1 - 30.9 2009		1.1 - 30.9 2008		Change
(million Euro)%				%

Domestic	2,418	80.7	2,646	71.0	(228)
Brasil	539	18.0	1,073	28.8	(534)
Media, Olivetti and Other Operations	49	1.6	50	1.3	(1)
Adjustments and Eliminations	(8)	(0.3)	(41)	(1.1)	33
Total	2,998	100.0	3,728	100.0	(730)
% of Revenues	14.9		17.3

In the first nine months of 2008 capex included €477 million for the buying of mobile telephony licenses to be allocated to the 3G service of the Brasil Mobile business unit. When purged of this amount, the reduction in capex was affected by the Reais/Euro exchange rate (-€58 million) and by the impact of the cost reductions & investment plans started in 2008.

Net financial debt stood at €35,506 million, up 1,467 million from December 31, 2008.

In order to better represent the real picture of net financial debt, as early as June 2009 it was deemed necessary to introduce a new measure under the heading “adjusted net financial debt”. This item excludes the purely accounting, non-monetary effects stemming from the valuation at fair value of derivatives and related financial assets/liabilities. As a matter of fact, the valuation of derivative financial instruments, which are designed – among other things – to pre-set the exchange and interest rates of future variable contracts does not actually require any financial regulation.

Adjusted net financial debt stood at €35,093 million, up 567 million from the €34,526 million posted at 31 December 2008.

Adjusted Net Financial Debt

(million Euro)	30.09.2009	31.12.2008	Change
ACCOUNTING NET FINANCIAL DEBT	35,506	34,039	1,467
Exclusion of fair-value valuation of derivatives and related financial assets/liabilities	(413)	487	(900)
ADJUSTED NET FINANCIAL DEBT	35,093	34,526	567

In Q3 2009 adjusted net financial debt increased by €234 million. The effects of the good operational perfomance were offset by  taxes paid for €1.3 billion.

Adjusted Net Financial Debt

(Million Euro)	30.9.2009	30.6.2009	Change
ACCOUNTING NET FINANCIAL DEBT	35,506	35,185	321
Exclusion of fair-value valuation of derivatives and related financial assets/liabilities	(413)	(326)	(87)
ADJUSTED NET FINANCIAL DEBT	35,093	34,859	234
As follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	42,621	44.483	(,.862)
TOTAL ADJUSTED FINANCIAL ASSETS	(7,528)	(9,624)	2,096

Cash flow from operations in the first nine months of 2009 amounted to €3,932 million - a €515-million improvement compared to the first nine months of 2008, as a consequence of a basically stable operating margin and of effective cost-control and investment monitoring/selection actions.

At September 30, 2009 the Group’s headcount, already excluding HanseNet employees (Discontinued Operations), stood at 72,560 employees, of whom 62,485 in Italy.

BUSINESS UNIT RESULTS

Figures for the Telecom Italia Group included in this press release refer to the following business units:

-

business unit Domestic: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), as well as associated support operations;

-

business unit Brasil: refers to telecommunications operations in Brazil;

-

business unit Media: includes TV network-related activities and operations;

-

business unit Olivetti: focuses on the development and manufacturing of digital printing systems and office products;

-

Other Operations: includes financial firms and other smaller operations not strictly related to the core business of the Telecom Italia Group.

Following the inclusion of HanseNet among Discontinued Operations in Q3 2009, the European BroadBand business unit has been removed. The other companies originally included in that business unit have been moved under “Other Operations” In order to make a proper comparison possible, segment reporting for comparable periods has been restated accordingly.

Figures for Telecom Italia Media at September 30, 2009 can be found in the press release issued on November 3, 2009 after the Board Meeting of the company that approved them.

DOMESTIC

Revenues amounted to €16,233 million, down 5.2% (-€886 million) compared to the first nine months of 2008. The organic change was -5.4%.

Highlights:

Core Domestic

Core Domestic revenues stood at €15,415 million, down 5.4% (-€881 million) compared to the same period of 2008. The organic change was -5.5%.

The following highlights the performance of individual market segments as compared to the same period of 2008:

-

Consumer: Revenues were down by €674 million (-7.5%) as a consequence of: lower revenues from fixed-line telecommunications (-€156 million, or - 8%) and outgoing mobile traffic (-€147 million, or -12%), resulting mainly from a reduction in the customer base; the impact of new pricing policies for regulated interconnection rates, with special emphasis on mobile termination revenues (-€124 million, of which €92 million resulting from a reduction in rates); lower revenues from traditional value-added services (messaging was down by €51 million, or -8%) and contents  (-€50 million, or -25%); lower product sales volumes (-€220 million, of which €192 million from mobile devices). The performance of traditional business segments was partially offset by a growth in the customer base and by revenues from broadband services on both fixed-line (+€86 million, or +13%) and mobile communications (+€51 million, or +21%);

-

Business: Revenues were down by €289 million (-9.3%), mainly as a consequence of the prolonged crisis that is hitting SMEs and causing their consumption to decline. Both business segments posted a significant drop. Fixed-line telecommunications were down 11% from the same period of 2008 but remained in line with previous quarters, whereas mobile communications were down 8%. However, revenues from fixed-line Internet use remained stable and revenues from mobile browsing grew (+26% in Q3 2009 compared to the same period of 2008);

-

Top: Revenues were down by €112 million (-4.0%) as a result of three different trends: a strong growth of the ICT solutions and offerings business (+15.2%), where market share rose from approx. 7% in September 2008 to 11% in September 2009; an improved performance of the mobile business (which experienced a 1.4% growth in Q3 2009); a physiological decline of the fixed-line business, partially as a result of the current economic scenario and of the associated decreased consumption in the corporate world;

-

National Wholesale: Revenues were up by €224 million, or +17.8% (+17.4% in organic terms), driven by the growth of OLOs’ (Other Licensed Operators’) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

International Wholesale

In the first nine months of 2009 the International Wholesale business segment (Telecom Italia Sparkle Group) posted revenues in the amount of €1,298 million, down 59 million from the same period of 2008 (-4.3%) following a decline in voice services in both the captive and the third-party market. The good performance of the IP/Data, Multinational Corporations and Consulting businesses partially offset the above-mentioned decline in voice services.

Fixed-Line Telecommunications

Revenues amounted to € 10,964 million, down 164 million (-1.5%) from the same period of 2008. The organic change in revenues was negative by €198 million (-1.8%).

At September 30, 2009 retail accesses stood at approx. 16.4 million (-994,000 compared to December 31, 2008). The wholesale customer portfolio increased, with approx. 5.9 million accesses at September 30, 2009 (+953,000 compared to December 31, 2008). The total access market remained basically stable compared to December 2008.

At September 30, 2009 the total broadband portfolio amounted to 8.6 million accesses (+433,000 compared to December 31, 2008), broken down into 6.9 million retail accesses and 1.7 million wholesale accesses.

Retail Voice

Revenues from the Retail Voice business amounted to €5,140 million, down 548 million (-9.6%) from the first nine months of 2008.

Revenues from all market segments suffered a physiological reduction in both customer base and traffic volumes as a consequence of a very competitive operating environment. Additional factors were a decline in regulated fixed-to-mobile termination rates and the disabling of a number of Premium services executed by the company on both a compulsory and voluntary basis (the decline in revenues from VAS services compared to the same period of 2008 amounted to €40 million). However, the economic impact of lower access revenues (-€141 million) in the domestic business segment despite the increase in line rental fees that became effective on February 1, 2009 was offset by the good performance of wholesale services   (+€134 million from regulated intermediate services such Local Loop Unbundling and Wholesale Line Rental).

Internet

Revenues from the Internet business segment amounted to €1,263 million, up 55 million compared to the same period of 2008. The Narrowband component declined even further and currently accounts for a mere 2% of total revenues. The total retail Broadband portfolio reached 6.9 million accesses on the domestic market, up 167,000 accesses from the end of 2008. Flat-rate customers now account for 81.5% of total retail Broadband customers (compared to 77% at the end of 2008). Also on the rise are the IPTV service in the Consumer segment, with a portfolio of 405,000 customers to date (+76,000 compared to the end of 2008) and the Web-based offerings and services provided through the Virgilio portal. The Alice Casa package has 488,000 customers (+370,000 compared to December 31, 2008) and accounts for 7.1% of the total Broadband portfolio (it was 1.7% at December 2008).

Business Data

Revenues from the Business Data segment amounted to €1,222 million, up 4 million (0.3%) compared to the first nine months of 2008, driven by the good performance of ICT products and services, with special emphasis on the service component.

Wholesale

At the end of September 2009 the customer portfolio of Telecom Italia’s Wholesale division consisted of approx. 6.2 million accesses for voice services and 1.6 million accesses for Broadband services. As a whole, revenues from Wholesale services amounted to €3,057 million, up 294 million compared to the same period of 2008 (+10.6%). Revenues from this business segment are related to the growth of OLOs’ customers served through different access types.

Mobile Telecommunications

Revenues for the first nine months of 2009 amounted to €6,496 million, down 589 million (-8.3%) compared to the first nine months of 2008. This decline can be ascribed to a reduction in the number of handsets sold, to shrinking sales of traditional value-added services (text messages) and contents, as well as to changing trends in regulated interconnection rates.

At September 30, 2009 Telecom Italia supplied approx. 31.9 million mobile lines. This decline from December 31, 2008 can be ascribed to a more selective commercial policy that places special focus on high value-added customers and to the discontinuation of silent lines. Post-paid lines accounted for approx. 20% of total lines, compared to approx. 17% at December 31, 2008.

EBITDA amounted to €7,712 million, up 139 million from the same period of 2008 (+1.8%). The EBITDA margin was 47.5%, up 3.3 percentage points compared to the same period of 2008.

The organic change in EBITDA compared to the first nine months of 2008 was negative by €145 million    (-1.8%), with the EBITDA margin standing at 47.8% (compared to 46.1% in the same period of 2008).

EBIT amounted to €4,298 million, up 111 million (+2.7%) from the same period of 2008, with the EBIT margin standing at 26.5% (compared to 24.5% in the first nine months of 2008). The organic change in EBIT was negative by €106 million (-2.4% compared to the same period of 2008).

Capex amounted to €2,418 million, down 228 million from the same period of 2008. The capex margin was 14.9% (compared to 15.5% in the first nine months of 2008). This decline was mainly a consequence of lower investments in handsets (either rentals or linked to multi-year contracts) and of the optimisation and rationalisation of network investments governing BroadBand Access, Core Platform and Control, Service and Application Platform.

Headcount amounted to 60,298 employees, down 1,518 units from December 31, 2008.

BRASIL MOBILE
(average real/euro exchange rate: 2.83709)

As at September 2009 the TIM Brasil Group supplied 39.6 million lines (+12.5% compared to the end of September 2008; +8.8% compared to December 31, 2008), corresponding to a market share of 23.8%.

Revenues for the first nine months of 2009 amounted to 10,275 million reais, up 1.0% (+97 million reais) from the same period of 2008. Revenues from products increased by 21.7% and revenues from VAS grew by 21.3%. Average monthly revenues per customer amounted to 28.0 reais in September 2009, compared to 31.5 reais in September 2008. Key business indicators levelled off in the last quarter, following a positive contribution by the post-paid customer base and the success of the new prepaid offerings.

EBITDA for the first nine months of 2009 amounted to 2,410 million reais, up 7.5% (+169 million reais) from the same period of 2008.The EBITDA margin was 23.5%, up 1.5 percentage points from the same period of 2008. This result was made possible by efficiency-improving actions aimed at generating resources to be used to finance business growth and the commercial boosting of Tim Brasil. Compared to the same period of 2008, the organic change in EBITDA amounted to +257 million reais, with the EBITDA margin standing at 24.3% (compared to 22.0% in the first nine months of 2008).

At September 2009 EBIT stood at 242 million reais (compared to 183 million reais in the same period of 2008). This result can be ascribed to an improved EBITDA compared to the first nine months of 2008, partially offset by depreciation & amortisation related to the 3G licence acquired in the second quarter of 2008, by capex associated to the new UMTS network and by actions aimed at preserving the capacity and quality of the 2G network. Compared to the same period of 2008, the organic change in EBIT was positive by 147 million reais, with EBIT margin standing at 3.2% (compared to 1.8% in the first nine months of 2008).

Capex for the first nine months of 2009 amounted to 1,530 million reais (compared to 2,749 million reais in the first nine months of 2008), a decline by 1,219 million reais mainly due to the acquisition of the 3G licence in 2008.

At September 30, 2009 the company employed 9,319 people, 966 less than at December 31, 2008.

OLIVETTI

Revenues in the first nine months of 2009 were €219 million down by €33 million compared to the same period in 2008 (-13.1%).

EBITDA has posted a negative result of €18 million, an improvement of €5 million euro compared to the same period in 2008 thanks to a significant reduction in fixed costs.

EBIT, has posted a negative result of €22 million euro, an improvement of €6 million compared to the same period 2008.

Capex in the first nine months of 2009 was €3 million, an increase of €1 million compared to the same period the previous year.

The company employed 1,101 people at 30 September 2009, falling by 93 people compared to 31 December 2008.

Q3 results divided by business unit

	Revenues		EBITDA		EBITDA Margin %		EBIT		EBIT margin %

(Million Euro)	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3. 2009	Q3 2008	Q3 2009	Q3 2008

Domestic	5,342	5,728	2,668	2,676	49.9%	46.7%	1,587	1,542	29.7%	26.9%
Brazil	1,323	1,436	322	354	24.5%	24.7%	48	73	3.8%	5.1%
Media, Olivetti and Other Activities	151	171	(10)	(20)			(31)	(42)
Adjustments and Eliminations	(52)	(62)	(1)	1			4	6
Total consolidated	6,764	7,273	2,979	3,011	44.0%	41.4%	1,608	1,579	23.8%	21,7%

***

OUTLOOK FOR THE 2009 FINANCIAL YEAR

With regards to the performance of the Telecom Italia Group in the current fiscal period, based on the results posted in the first nine months of 2009, the profitability targets are confirmed:

-

Business Unit Domestic: organic EBITDA €9.9-10 billion;

-

Business Unit Brazil: organic EBITDA ~ 3.6 billion reais;

The Group also expects to reach an adjusted net financial debt at the end of 2009 of around €34 billion not taking into account the positive effects of the sale of HanseNet expected in the first quarter of 2010.

***

EVENTS SUBSEQUENT TO 30 SEPTEMBER 2009

HanseNet

Consistently with the gradual increase of focus on core markets announced in December 2008, in today’s meeting the Board of Directors approved the sale of HanseNet Telekommunikation GmbH.

HanseNet (a subsidiary fully owned by Telecom Italia S.p.A. through Telecom Italia Deutschland Holding GmbH) is a German retail broadband carrier. At the end of 2008 it had 2.3 million broadband customers and approx. 0.5 million of dial-up customers. The data prepared for the Telecom Italia Group consolidated accounts are as follows: 2008 revenues amounted to €1,190 million (€858 million in the first nine months of 2009). In 2008 EBITDA stood at €238 million (€196 million in the first nine months of 2009), with net income at - €9 million (-€19 million at September 30, 2009). At the end of 2008 net debt (NFP) was €526 million (€610 million at September 30, 2009) and consisted basically of inter-company loans. The headcount was 2,505 employees at the end of 2008 (compared to 2,283 at September 30, 2009).

Given the size and infrastructural characteristics of competitors, the competitive scenario of the German broadband market and its future outlook make a successful long-term strategic positioning difficult in the absence of heavy investments whose return would be uncertain. Consequently, the dismissal of the company is part of a strategic approach of financial rigor, aimed at enhancing cash flow generation and at shifting focus to core markets.

A dismissal process that involved a number of potential buyers was started with the support of Morgan Stanley Bank International Limited (Milan branch). The process eventually resulted in an agreement with Telefónica S.A., a party related to Telecom Italia through Board Members Cesar Alierta and Julio Linares (the President and the Chief Executive Officer of Telefónica S.A., respectively). In turn, Telefónica S.A. owns 42.3% of the total equity of Telco S.p.A., Telecom italia’s main shareholder, with a stake that currently accounts for 24.5% of Telecom Italia’s ordinary share capital.

The sale price agreed upon by the company’s management results from HanseNet’s enterprise value of € 900 million.

The fairness of the economic terms and conditions of the sale has been confirmed, from a financial point of view, in a fairness opinion by the company’s advisor Morgan Stanley, which acted as a financial advisor based on a mandate given to it by Telecom Italia’s Chief Executive Officer. For the services rendered, Morgan Stanley will be paid a success fee in line with market practices.

Due to its size and value, the HanseNet dismissal is a strategic transaction that requires the prior approval of the Board pursuant to the corporate Code of Conduct. Furthermore, Telecom Italia’s Code of Conduct requires that, in the case of transactions with related parties to be approved by the Board, the submission of the proposal to the Board be subject to the opinion of an Internal Control and Corporate Governance Committee made up solely of non-executive directors, the majority of whom shall be independent, and at least one of whom shall belong to a minority list. The present members of the Committee are Paolo Baratta (Chairman of the Committee and Lead Independent Director), Roland Berger, Jean Paul Fitoussi and Aldo Minucci.

The Committe (Director Roland Berger was absent) reviewed the proposed sale to Telefónica with the support of a financial advisor of its own choosing, namely Barclays Capital (the investment banking division of Barclays Bank PLC), which stated that its economic, capital and financial relationships with Telecom Italia Group and the buyer are not enough to impair its independence relating to its role. The review undertaken by the Committee focused on verifying compliance with procedural and actual fairness criteria during the construction of the deal. Neither the decision to dismiss the company nor the counterparty selection process or the negotiation method were found to have been affected by Telefónica being a related party. Furthermore, the fairness of the economic terms and conditions of the agreement was confirmed by Barclays Capital, which limited its scope of action to a financial assessment of the sale price and confirmed that it falls into a valuation range calculated with a number of methods frequently used in similar situations. Pursuant to its mandate, Barclays Capital was involved neither in the negotiations nor, more generally, in the sale process. Its advisory support was provided solely to the Committee. For the services rendered, Barclays Capital will be paid a fixed fee regardless of the outcome of the deal, in line with market practices.

The Committee expressed its opinion that the process was compliant and resolved to submit the proposal to the Board of Directors which (Board members Cesar Alierta, Julio Linares and Gaetano Miccichè were absent) approved it by majority of the participants.

Board Member Zingales pointed out that he was satisfied about the fairness and completeness of the process followed, with special emphasis on compliance with the regulation of relationships between related parties. However, he personally thought a full agreement with the proposal would require a more detailed knowledge of the business prospects on his part. Consequently he did not vote in favour of the proposal.

The HanseNet valuation contained in the above-mentioned fairness opinions issued by Morgan Stanley and Barclays Capital was performed on the current composition of the company and was based on the main methods commonly used in market practice, and especially:

•

Discounted Cash Flow (DCF), which was used as the main method;

•

Control valuation methods include:

i)

market multiples of comparable companies applied to 2009 and/or 2010 estimates. The listed comparable companies used as a reference were mainly United Internet, Versatel and QSC;

ii)

multiples of previous transactions applied to the number of customers and/or 2009 EBITDA estimates. The transactions taken into account include European deals closed in the past 12 months on companies operating in the Broadband business, such as the acquisition of Tiscali UK by Carphone Warehouse in the UK and the acquisition of Freenet by United Internet in Germany.

The Telecom Italia code of conduct does not impose abstention or the exit of Board members who have a vested interest in a resolution. However, when nominated, Board members Alierta and Linares undertook not to participate in the discussions and in voting during meetings of the Board (or of the Executive Committee) when proposals on matters related to Telecom Italia activities or those of its subsidiaries in the Brazilian or Argentinian telecommunications markets, as well as, more generally, in each case where there may damage to Telecom Italia Group.  This decision was acted upon by including the HanseNet dismissal process in a separate agenda consisting solely of the topics board members Alierta and Linares were not been invited to discuss.

The termsheet of the sale was signed following the Board’s resolution. The closing of the deal is expected to take place in Q1 2010, provided all the necessary authorizations are received.

Since the book value of HanseNet was aligned to the estimated value of the deal, only a very minor – if any – further impact on Telecom Italia Group’s P&L account is expected, following the adjustments that can typically be required by this type of transactions.

Bond Issue

The decision on the sale of HanseNet deliberated today allows for a significant cash-in which makes further tapping of the bond market unnecessary.

***

The Manager designate for the preparation of accounting and corporate documents, Marco Patuano, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the separate income statement amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the nine months ended September 30, 2009 and 2008.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release is included the table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the real dynamic in net financial debt, Telecom Italia believes it is useful to present, in addition to the conventional measure (defined “net financial debt carrying value”), a new measure called “adjusted net financial debt”, which excludes purely accounting effects arising from measurement at fair value of derivatives and related financial liabilities/assets. Indeed, the volatility of interest and foreign exchange rates, which has characterized the financial markets from the fourth quarter of 2008, has strongly influenced the measurement to market (fair value) of positions in derivatives and related financial liabilities / assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations / Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets classified under Discontinued operations / Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying value
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

****

The Consolidated Separate Income Statements, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flow as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Quarterly Report at September 30, 2009 and are unaudited

TELECOM ITALIA GROUP  - CONSOLIDATED SEPARATE INCOME STATEMENTS

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 revised (Presentation of Financial Statements), which is effective from January 1, 2009, here below are presented the Consolidated Statements of Comprehensive Income, beginning with the Profit for the period, derived from the Consolidated Separate Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF CASH FLOWS

TELECOM ITALIA GROUP –  CONSOLIDATED NET FINANCIAL DEBT

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

DOMESTIC
(millions of euros)	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/2009	9 months to 9/30/2008	Change
	(a)	(b)	( c )	(d)	(a/b)	% (c/d)	% organic (c/d)

Revenues	5,342	5,728	16,233	17,119	(6.7)	(5.2)	(5.4)
EBITDA	2,668	2,676	7,712	7,573	(0.3)	1.8	(1.8)
% of Revenues	49.9	46.7	47.5	44.2
EBIT	1,587	1,542	4,298	4,187	2.9	2.7	(2.4)
% of Revenues	29.7	26.9	26.5	24.5
Capital expenditures	809	694	2,418	2,646	16.6	(8.6)
Headcount at period-end (number)			60,298	(1) 61,816		(2.5)

(1) Headcount at December 31, 2008.

DOMESTIC – Core Domestic segment
(millions of euros)	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/2009	9 months to 9/30/2008	Change
	(a)	(b)	( c )	(d)	(a/b)	% (c/d)	% organic (c/d)

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	5,078 2,763 895 868 506 46	5,446 3,034 1,003 924 425 60	15,415 8,307 2,806 2,684 1,480 138	16,296 8,981 3,095 2,796 1,256 168	(6.8) (8.9) (10.8) (6.1) 19.1 (23.3)	(5.4) (7.5) (9.3) (4.0) 17.8 (17.9)	(5.5) (7.5) (9.3) (4.0) 17.4
EBITDA	2,585	2,586	7,457	7,302	n.s.	2.1	(1.6)
% of Revenues	50.9	47.5	48.4	44.8
EBIT	1,536	1,483	4,138	4,005	3.6	3.3	(1.9)
% of Revenues	30.2	27.2	26.8	24.6
Capital expenditures	795	673	2,373	2,547	18.1	(6.8)	(6.8)
Headcount at period-end (number)			59,011	(2) 60,539		(2.5)

(1)  Gross of inter-segment eliminations.

(2)  Headcount at December 31, 2008.

DOMESTIC – International Wholesale segment
(millions of euros)	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/2009	9 months to 9/30/2008	Change
	(a)	(b)	( c )	(d)	(a/b)	% (c/d)	% organic (c/d)

Revenues . of which third-party revenues	421 280	456 305	1,298 875	1,357 895	(7.7) (8.2)	(4.3) (2.2)	(5.4)
EBITDA	86	93	270	280	(7.5)	(3.6)	(5.1)
% of Revenues	20.4	20.4	20.8	20.6
EBIT	52	59	167	181	(11.9)	(7.7)	(8.8)
% of Revenues	12.4	12.9	12.9	13.3
Capital expenditures	16	21	47	99	(23.8)	(52.5)	(52.5)
Headcount at period-end (number)			1,287	(1) 1,277		0.8

(1) Headcount at December 31, 2008.

DOMESTIC – Revenues details fixed lines / mobile
(millions of euros)	9 months to 9/30/2009			9 months to 9/30/2008			Change (%)

Business segment	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)
Consumer	8,307	3,776	4,755	8,981	3,973	5,283	(7.5)	(5.0)	(10.0)
Business	2,806	1,861	989	3,095	2,080	1,074	(9.3)	(10.5)	(7.9)
Top	2,684	2,140	613	2,796	2,226	614	(4.0)	(3.9)	(0.2)
National Wholesale	1,480	2,028	119	1,256	1,684	76	17.8	20.4	56.6
Other (support activities)	138	141	20	168	116	38
Core Domestic Total	15,415	9,946	6,496	16,296	10,079	7,085	(5.4)	(1.3)	(8.3)
International Wholesale	1,298	1,298		1,357	1,357		(4.3)	(4.3)
Eliminations	(480)	(280)		(534)	(308)
Domestic Total	16,233	10,964	6,496	17,119	11,128	7,085	(5.2)	(1.5)	(8.3)

(*) Gross of inter-segment eliminations.

***

BRAZIL
	(milioni di euro)				(milioni di reais)
	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/09	9 months to 9/30/08	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/09	9 months to 9/30/08	Variazioni %
					(a)	(b)	(c)	(d)	(a/b)	(c/d)	(c/d) organica

Ricavi	1,323	1,436	3,622	3,973	3,554	3,596	10,275	10,178	(1.2)	1.0	1.0
EBITDA	322	354	849	875	869	890	2,410	2,241	(2.4)	7.5	11.5
% sui Ricavi	24.5	24.7	23.5	22.0	24.5	24.7	23.5	22.0
EBIT	48	73	85	71	135	189	242	183	(28.6)	32.2
% sui Ricavi	3.8	5.3	2.4	1.8	3.8	5.3	2.4	1.8
Investimenti industriali	251	249	539	1,073	687	611	1,530	2,749	12.4	(44.3)
Personale a fine periodo (unità)			9,319	(1) 10,285			9,319	(1) 10,285		(9.4)

(1) Headcount at December 31, 2008.

***

OLIVETTI
(millions of euros)	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/2009	9 months to 9/30/2008	Change
	(a)	(b)	( c )	(d)	(a/b) %	(c/d) %

Revenues	66	72	219	252	(8.3)	(13.1)
EBITDA	(6)	(11)	(18)	(23)	45.5	21.7
% of Revenues	(9.1)	(15.3)	(8.2)	(9.1)
EBIT	(7)	(12)	(22)	(28)	41.7	21.4
% of Revenues	(10,6)	(16,7)	(10,0)	(11,1)
Capital expenditures	1	1	3	2	-	°
Headcount at period-end (number)			1,101	(1) 1,194		(7.8)

 (1) Headcount at December 31, 2008.

TELECOM ITALIA GROUP – RECONCILIATION  TO COMPARABLE EBITDA AND EBIT

	Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)		Brazil (millions of reais)
	9 months to 9/30/2009	9 months to 9/30/2008	9 months to 9/30/2009	9 months to 9/30/2008	9 months to 9/30/2009	9 months to 9/30/2008

HISTORICAL EBITDA	7,712	7,573	8,526	8,398	2,410	2,241
Effect of change in scope of consolidation		-		(7)
Effect of change in exchange rates		5		(80)
Non-organic (income) expenses	56	335	88	335	88
Expenses for mobility agreements under Law 223/91		287		287
Disputes and settlement	47	37	47	37
Costs for services of the Brazil Business unit, associated with the settlement of a dispute			22		64
Other expenses, net	9	11	19	11	24

COMPARABLE EBITDA	7,768	7,913	8,614	8,646	2,498	2,241

	Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)		Brazil (millions of reais)
	9 months to 9/30/2009	9 months to 9/30/2008	9 months to 9/30/2009	9 months to 9/30/2008	9 months to 9/30/2009	9 months to 9/30/2008

HISTORICAL EBIT	4,298	4,187	4,293	4,145	242	183
Effect of change in scope of consolidation		-		1
Effect of change in exchange rates		2		(5)
Non-organic (income) expenses	95	310	137	310	88
Non - organic (income) expenses already described under EBITDA	56	335	88	335	88
Losses (Gains) on sales of properties and investments	39	(25)	50	(25)
Other expenses	-		(1)

COMPARABLE EBIT	4,393	4,499	4,430	4,451	330	183

TELECOM ITALIA GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

With reference to the evolution of the bonds during the first nine months of 2009, we point out the following events:

	Currency	Amount (million)

NEW ISSUES			Issue date
Telecom Italia S.p.A., Euro 500 million 7.875%, expiring on January 22, 2014	Euro	500	January 22, 2009
Telecom Italia S.p.A, Euro 650 million 6.75% expiring on March 21, 2013	Euro	650	March 19, 2009
Telecom Italia S.p.A, Euro 850 million 8.25% expiring on March 21, 2016	Euro	850	March 19, 2009
Telecom Italia S.p.A, GBP 750 million 7.375% expiring on December 15, 2017	GBP	750	May 26, 2009
Telecom Italia Capital S.A. USD 1,000 million 6.175% expiring on June 18, 2014	USD	1,000	June 18, 2009
Telecom Italia Capital S.A. USD 1,000 million 7.175% expiring on June 18, 2019	USD	1,000	June 18, 2009

REPAYMENTS			Repayment date
Telecom Italia Finance S.A. 5.15%, bond issued with Telecom Italia S.p.A. guarantee	Euro	1,450(*)	February 9, 2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.60%	Euro	110	March 30, 2009
Telecom Italia Finance S.A. 6.575% bond issued with Telecom Italia S.p.A. guarantee	Euro	1,849 (**)	July 30, 2009

BOND BUY-BACK			Buy-back period
Telecom Italia Finance S.A. Euro 1,849(**) million 6.575% due July 2009	Euro	253.77	From January to June
Telecom Italia Finance S.A., Euro 119 million FRN due June 2010	Euro	20.00	From March to May
Telecom Italia S.p.A. Euro 796 million FRN due June 2010	Euro	53.75	From April to May

NOTES

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: as of September 30, 2009 amount to 351 million of euro (nominal value) and in the first nine months of 2009 increased by 3 million of euro (348 million of euro as of December 31, 2008).

Bond buy-back: as happened in 2008, in the first nine months of 2009 the Telecom Italia Group repurchased bonds with the following targets:

-

to provide the investors with a further possibility of monetizing their position;

-

to anticipate partially the repayment of some debt maturities increasing, without additional risks, the total yield of liquidity of the Group.

(*) Net of 50 million of euro repurchased from the Company in 2008.

(**) Net of 107 million of euro and 254 million of euro repurchased from the Company in 2008 and in the first nine months of 2009.

The total repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of September 30, 2009 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals 3,844 million of euro with the following detail:

•

574 million of euro, expiring on January 1, 2010;

•

854 million of euro, expiring on January 15, 2010;

•

796 million of euro, expiring on June 7, 2010;

•

119 million of euro, expiring on June 14, 2010;

•

478 million of euro, expiring on October 1, 2010;

•

750 million of euro, expiring on January 28, 2011;

•

273 million of euro, expiring on February 1, 2011.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities. Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 855 million of euro (on a total amount of 2,549 million of euro at September 30, 2009), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB, which can require guarantees or changes in the contract of funding and, in case Telecom Italia S.p.A. doesn’t provide the requested guarantees or doesn’t arrange the contractual amendment, EIB can rescind the contract; furthermore, with reference to the contract of funding signed between EIB and Telecom Italia S.p.A: on November 30, 2007 for the amount of 182,200,000.00 euro, EIB can rescind the contract ex art. 1456 c.c. in case Telecom Italia S.p.A. ceases to detain, directly or indirectly, more of the 50% of the voting rights in the ordinary board of HanseNet Telekommunikation GmbH Germany or, however, such a number of shares to represent more of the 50% of the share capital of that company;

•

for the loan of 350 million of euro of nominal amount, if the credit rating of the company underlies BBB+ for Standard & Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings, and for the loans of 500 million of euro of nominal amount, if the credit rating of the company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees, the EIB can demand the immediate repayment of the issued amount;

•

the company must promptly communicate to the Bank the changes related to the allocation of the corporate stock between those shareholders that can provide a change of control. The missed communication implies the resolution of the contract. Furthermore, the resolution of the contract is planned even when a shareholder, who doesn’t owned at least the 2% of the capital at the sign of the contract, owns beyond the 50% of the voting rights in the ordinary meeting or a such number of shares to represent beyond the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the investment project. The above mentioned clause is also applied to the guaranteed EIB funding of 300 million of euro, issued on June 2009.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value), the commitment not to realize mergers with third subjects, with the exception of the hypothesis of merger, corporate restructuring or transfer of assets between Telecom Italia S.p.A. (or subsidiaries, incorporated in UE) and one or more subsidiaries or other members of the Group. There are the same negative pledges conditions in the export credit loan agreements.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 100 million of euro at June 30, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (including Telco shareholders), acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship. At the end of that period, the parties will be no more hold to continue the negotiation and, in case they don’t come to an agreement with the two-thirds of the borrowing banks, the loan will be cancelled.

In the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan. We remind that the loans of Tim Brasil group do not have any guarantees by Telecom Italia S.p.A..

Finally, we point out that on September 30, 2009 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE CONSOLIDATED SEPARATE INCOME STATEMENTS

The effects of non-recurring events and transactions on each item of the Consolidated Separate Income Statements for the nine months ended September 30, 2009 and 2008 are set out below in accordance with Consob Communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008

Acquisition of goods and services / Other operating expenses:
Other sundry expenses	(5)	(3)
Employee benefit expenses:
Expenses for mobility agreement under Law 223/91	-	(287)
IMPACT ON OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	(5)	(290)
Gains (losses) on disposals of non–current assets:
Gains on sales of properties	-	25
Loss on sale of Telecom Media News	(11)	-
Loss on of intangible assets	(39)	-
IMPACT ON OPERATING PROFIT (EBIT)	(55)	(265)
Other income (expenses) from investments :
Gains on sale of Other investments	3	1
Finance income (expenses):
Writedown on receivables from Lehman Brothers	-	(51)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(52)	(315)
Effect of income taxes on non-recurring items	13	71
Discontinued operations	(540)	160
IMPACT ON PROFIT FOR THE PERIOD	(579)	(84)

TELECOM ITALIA GROUP – EFFECTS ARISING FROM THE APPLICATION OF IFRIC 13 (CUSTOMER LOYALTY PROGRAMMES) ON THE MAIN SEPARATE INCOME STATEMENTS AND STATEMENTS OF FINANCIAL POSITION DATA

IFRIC 13 was accounted for retrospectively in accordance with IAS 8 and led to the restatement of the separate consolidated income statements and the consolidated statements of cash flow for the nine month period ended September 30, 2008 and for the Third Quarter 2008, in addition to the consolidated statement of financial position at December 31, 2008. Such restatement is related to the Domestic operating segment only.

The application of IFRIC 13 led to: a decrease in revenues mainly in reference to the deferral of the component relating to customer award credits granted; an increase in acquisition of goods and services correlated to the redemption of awards and a consequent reduction in the tax charge. In the consolidated statement of financial position, this Interpretation led to the recognition of higher current liabilities, mainly related to the deferral of revenues, the recognition of deferred tax assets and a consequent reduction in equity. In detail:

	3rd Quarter 2008			9 months to 9/30/2008
(millions of euros)	Historical	Impact IFRIC 13	Restated	Historical	Impact IFRIC 13	Restated

Revenues	7,279	(6)	7,273	21,555	(35)	21,520
Acquisition of goods and services	(3,235)	-	(3,235)	(9,449)	(4)	(9,453)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	3,017	(6)	3,011	8,437	(39)	8,398
OPERATING PROFIT (EBIT)	1,585	(6)	1,579	4,184	(39)	4,145
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	862	(6)	856	2,296	(39)	2,257
Income tax expense	(359)	2	(357)	(532)	12	(520)
PROFIT FROM CONTINUING OPERATIONS	503	(4)	499	1,764	(27)	1,737
PROFIT FOR THE PERIOD	623	(4)	619	1,731	(27)	1,704
Attributable to:
* Owners of the Parent	630	(4)	626	1,770	(27)	1,743
* Minority interest	(7)	-	(7)	(39)	-	(39)

	As of January 1, 2008			As of December 31, 2008
(millions of euros)	Historical	Impact IFRIC 13	Historical Restated	Historical	Impact IFRIC 13	Historical Restated
Deferred tax assets	247	3	250	987	15	1,002
TOTAL NON-CURRENT ASSETS	70,688	3	70,691	70,942	15	70,957
TOTAL ASSETS	87,425	3	87,428	85,635	15	85,650

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the period	13,628	(4)	13,624	13,846	(31)	13,815
Equity attributable to owners of the Parent	25,922	(4)	25,918	26,126	(31)	26,095
Equity attributable to Minority Interest	1,063	-	1,063	730	-	730
TOTAL EQUITY	26,985	(4)	26,981	26,856	(31)	26,825

Trade and miscellaneous payables and other current liabilities	12,380	7	12,387	10,896	46	10,942
TOTAL CURRENT LIABILITIES	19,162	7	19,169	18,423	46	18,469
TOTAL LIABILITIES	60,440	7	60,447	58,779	46	58,825
TOTAL EQUITY AND LIABILITIES	87,425	3	87,428	85,635	15	85,650

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 5th, 2009

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager